FOR IMMEDIATE RELEASE

THURSDAY, AUGUST 29, 2002

GRUPO TMM RECEIVES SHAREHOLDER APPROVAL

FOR RECLASSIFICATION OF SHARES

Mexico City, August 29, 2002. Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), announced that its shareholders have approved a reclassification of the company's shares at a special meeting held on August 28, 2002. At a date to be determined in early September, each of the company's Series "L" shares will be exchanged for Series "A" shares on a one-for-one basis, and all shares of the company will then trade as "TMM".

Javier Segovia, president of Grupo TMM, commented, "With only one class of stock, Grupo TMM's capital structure is now more transparent and puts the company more closely in line with international corporate governance practice and capital market expectations."

In filings with the Securities and Exchange Commission, the company has stated that the reclassification of the company's shares is part of a broader company-wide restructuring plan launched by Grupo TMM's management in 1998 with the strategic objective of (1) divesting underperforming businesses and continuing expansion of historically higher-margin businesses; (2) continuing the development of Grupo TMM as the largest Mexican provider of an integrated array of transportation and logistics services; (3) streamlining Grupo TMM's corporate structure to realize corporate governance efficiencies; and (4) aligning the interests of all shareholders more closely.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.gtfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.